

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 1, 2016

Lynn A. Peterson
President and Chief Executive Officer
Synergy Resources Corporation
1625 Broadway, Suite 300
Denver, CO 80202

      Re: Synergy Resources Corporation
              Form 10-K for the Fiscal Year Ended August 31, 2015
              Filed October 16, 2015
              Form 10-KT for the Transition Period from September 1, 2015
              to December 31, 2015
              Filed April 22, 2016
              File No. 1-35245

Dear Mr. Peterson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Brad Skinner

              Brad Skinner
              Senior Assistant Chief Accountant
              Office of Natural Resources